Mail Stop 3561

June 27, 2006

Via Fax & U.S. Mail
Warren A. Veltman, Chief Financial Officer, Treasurer and Secretary
Autocam Corporation
4436 Broadmoor Avenue Southeast
Kentwood, Michigan, 49512

Re: Autocam Corporation
Form 10-K for the year ended December 31/2005
Filed March 30, 2006
File No. 033-42670

Dear Mr. Veltman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 1- Business

Environmental Matters and Government Regulation, page 12

1. Due to environmental and government regulations within your industry, it appears that you may have conditional asset retirement obligations at some of your locations. As such, please tell us whether there are any conditional retirement obligations, for both your leased and owned properties, and, if material, include your accounting policy. For guidance, please refer to FIN 47 and SFAS 143.

Item 7- Management's Discussion and Analysis

Results of Operation, page 24

2. You present historical results of operations for the six months ended June 30, 2004, excluding any application of purchase accounting in relation to the merger between Titan Holdings and Micron Merger Corporation. Due to the fact that the information presented within this table is considered to be a non-GAAP measure, please discontinue the use of the table or provide us with substantive support for its inclusion. For guidance refer to FR-65. In this regard, you do not appear to discuss the impact of the basis change upon line item variances.

Item 8- Financial Statements and Supplementary Data

Note 1. Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 46

3. You state on page 9 that the substantial majority of your sales are generated under long-term, sole-source contracts with customers and that the contracts often mandate annual price concessions of between 1% and 3%. Please tell us whether any of these contracts contain minimum purchase guarantees and, if so, how these purchases are priced. Specifically, explain whether the predetermined price concessions are recognized on a per unit basis as they occur or whether their impact, on a per unit basis, is spread evenly over the term of the contract.

Note 2- Business Combinations, page 47

4. Your note includes the disclosures required by paragraph 54 of SFAS 141, however, disclosures required by paragraphs 51 and 52 of SFAS 141 are omitted. As such, please revise your financial statements to include all of the information required by SFAS 131. See paragraph C2 within Appendix C of SFAS 141 for

guidance. We believe that these disclosures requirements are applicable as long as the period of acquisition is presented.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant